EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of CombiMatrix Corporation of our report dated March 14, 2008, on our audit of the consolidated financial statements and financial statement schedule of CombiMatrix Corporation as of and for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Registration Statement.

Our report, dated March 14, 2008, contains an explanatory paragraph that states that CombiMatrix Corporation has a history of incurring net losses and net operating cash flow deficits.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PETERSON SULLIVAN PLLC

July 23, 2008

Seattle, Washington